FIRST AMENDMENT TO
ADMINISTRATION AGREEMENT

WHEREAS, STADION INVESTMENT TRUST (formerly PMFM Investment Trust), a Delaware  business trust (the “Trust”), and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company, have entered into an Administration Agreement as of June 1, 2007 (the “Agreement”);

WHEREAS, the parties agree to amend the Agreement;

NOW, THEREFORE, effective April 1, 2011, the Trust and Ultimus agree to amend the Agreement as follows:

1.	Schedule A of the Agreement is hereby amended as follows:

FUND PORTFOLIOS

Stadion Managed Portfolio
Stadion Core Advantage Portfolio

2.	Schedule B of the Agreement is hereby amended as follows:

FEES

Pursuant to Section 4 of this Agreement, in consideration of services rendered and expenses assumed pursuant to this Agreement, the Trust will pay Ultimus on the first business day after the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, a fee computed with respect to each Portfolio as follows:

Average Daily Net Assets	Administration Fee
Up to $500 million	.075%
$500 million to $2 billion	.050%
$2 billion to $3 billion	.040%
$3 billion to $5 billion	.030%
In excess of $5 billion	.025%

The fee will be subject to a monthly minimum of $3,000 with respect to each Portfolio.

OUT-OF-POCKET EXPENSES:

In addition to the above fees, the Trust will reimburse Ultimus for certain out-of-pocket expenses incurred on the Trust’s behalf, including but not limited to, travel expenses to attend Board meetings and any other expenses approved by the Trust or the Trust’s investment adviser.  The Trust will be responsible for its normal operating expenses, such as federal and state filing fees, insurance premiums, typesetting and printing of the Trust’s public documents, and fees and expenses of the Trust’s other vendors and providers.

CHIEF COMPLIANCE OFFICER:

The terms of this Agreement do not provide for Ultimus to furnish an individual to serve as the Trust’s Chief Compliance Officer.

3.	Excepted as amended hereof, the Agreement shall remain in full force and effect.

Executed this 1st day of April, 2011

STADION INVESTMENT TRUST

By:	/s/ Judson P. Doherty
Name:	Judson P. Doherty
Title:	President

ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ Robert G. Dorsey
Name:	Robert G. Dorsey
Title:	President